ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James Forbes T +1 617 235 4765 james.forbes@ropesgray.com

September 14, 2020

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Mindy Rotter

Re:          GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On August 28, 2020, Mindy Rotter (the “Staff Reviewer”) of the staff of the Securities and Exchange Commission (the “Commission”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding GMO Trust’s Registration Statement filed on Form N-14 on August 10, 2020 (the “Registration Statement”) relating to the proposed reorganization of each series of GMO Series Trust (each, a “Selling Fund”) with and into the corresponding series of the Registrant (each, an “Acquiring Fund”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments are set forth below. These responses will be reflected in the final forms of the Combined Proxy Statement/Prospectus and Statement of Additional Information included in the Registration Statement to be filed under Rule 497(b) of the Securities Act of 1933, as amended (“Rule 497”). For convenience of reference, I have summarized the Staff Reviewer’s comments before the Registrant’s responses. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

	-2-	September 14, 2020
Securities and Exchange Commission

Combined Proxy Statement/Prospectus

1.	Please confirm that the fees disclosed in each “Annual Fund operating expenses” table appearing in the section “OTHER COMPARATIVE INFORMATION ABOUT EACH SELLING FUND AND ACQUIRING FUND—Fund-Specific Information” reflect current fees.

Response: The Registrant confirms that the fees disclosed in the “Annual Fund operating expenses” tables referenced in the comment reflect current fees.

2.	In the “Current and Pro Forma Capitalization of each Selling Fund and each Acquiring Fund” table appearing in the section “CAPITALIZATION”, please include information for all share classes of the Funds, not just those share classes with capitalizations that will change as a result of the Reorganizations. Please provide a revised capitalization table reflecting this information and confirm that the revised capitalization table will be included in the final form of Combined Proxy Statement/Prospectus filed under Rule 497.

Response: Please see the updated “Current and Pro Forma Capitalization of each Selling Fund and each Acquiring Fund” table included in the Appendix, which includes information for all share classes of the Funds. The Registrant confirms that the final form of the Combined Proxy Statement/Prospectus filed under Rule 497 will include the updated table.

Statement of Additional Information

3.	The amounts listed in the first six rows of the “Percentage” column of the table relating to GMO Climate Change Fund in Note 3 to Appendix B—Pro Forma Financial Information of the Acquiring Funds do not sum to the amount shown in the “Total Pro Forma Net Expense Adjustment” row of that column. Please review those amounts and confirm that correct amounts will be included in the final form of Statement of Additional Information filed under Rule 497.

Response: The Registrant confirms that the amounts listed in the “Percentage” column of the table referenced in the comment are accurate. The apparent discrepancy identified in the comment is the result of rounding each line item. The Registrant will add disclosure in a footnote to the table to clarify that the amounts shown in the table may not sum to the totals shown due to rounding, which will be reflected in the final form of Statement of Additional Information filed under Rule 497.

*         *        *        *        *        *

Very truly yours,

/s/ James Forbes

James Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Sarah Clinton, Esq., Ropes & Gray LLP

	-3-	September 14, 2020
Securities and Exchange Commission

APPENDIX

Current and Pro Forma Capitalization of each Selling Fund and each Acquiring Fund1

Net Assets ($) (Unaudited)	GMO Benchmark-Free Allocation Series Fund	GMO Benchmark-Free Allocation Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	98,452,962	275,141,724	373,594,686
Class PS	275,126,187	N/A	N/A	N/A
Class R6	335,260,808	0	335,279,955	335,279,955
Class III	N/A	3,785,568,012	(603,683,059)	3,181,884,953
Class IV	N/A	2,085,323,723	0	2,085,323,723
Class MF	N/A	2,827,442,422	0	2,827,442,422
Total	610,386,995	8,796,787,119	6,738,620	8,803,525,739
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	25.52	N/A	25.52
Class PS	9.87	N/A	N/A	N/A
Class R6	9.87	N/A	N/A	25.53
Class III	N/A	25.53	N/A	25.53
Class IV	N/A	25.53	N/A	25.53
Class MF	N/A	25.55	N/A	25.55
Shares Outstanding (Unaudited)
Class I	N/A	3,857,988	10,781,416	14,639,404
Class PS	27,886,855	N/A	N/A	N/A
Class R6	33,959,073	0	13,132,783	13,132,783
Class III	N/A	148,253,303	(23,642,683)	124,610,620
Class IV	N/A	81,684,502	0	81,684,502
Class MF	N/A	110,648,283	0	110,648,283
Total	61,845,928	344,444,076	271,516	344,715,592

1 Although each Selling Fund currently offers Class R4, Class R5, Class R6, and Class PS shares, each Selling Fund has outstanding only (i) Class R6 shares (GMO International Developed Equity Allocation Series Fund, and GMO International Equity Allocation Series Fund); (ii) Class PS shares (GMO Climate Change Series Fund and GMO Emerging Domestic Opportunities Series Fund); or (iii) Class R6 and Class PS shares (GMO Benchmark-Free Allocation Series Fund, GMO Emerging Markets Series Fund, GMO Global Asset Allocation Series Fund, GMO Quality Series Fund, and GMO Resources Series Fund). Each Acquiring Fund offers multiple share classes, including Class R6 and Class I shares, which are the share classes into which the corresponding Selling Fund’s Class R6 and Class PS shares will effectively be converted.

	-4-	September 14, 2020
Securities and Exchange Commission

Net Assets ($) (Unaudited)	GMO Climate Change Series Fund	GMO Climate Change Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	962,118	11,983,814	12,945,932
Class PS	11,985,820	N/A	N/A	N/A
Class R6	N/A	1,129,392	0	1,129,392
Class III	N/A	121,062,271	(12,014,304)	109,047,967
Total	11,985,820	123,153,781	(30,490)	123,123,291
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	22.36	N/A	22.36
Class PS	10.56	N/A	N/A	N/A
Class R6	N/A	22.36	N/A	22.36
Class III	N/A	22.36	N/A	22.36
Shares Outstanding (Unaudited)
Class I	N/A	43,031	535,949	578,980
Class PS	1,134,531	N/A	N/A	N/A
Class R6	N/A	50,513	0	50,513
Class III	N/A	5,413,505	(537,312)	4,876,193
Total	1,134,531	5,507,049	(1,363)	5,505,686

Net Assets ($) (Unaudited)	GMO Emerging Domestic Opportunities Series Fund	GMO Emerging Domestic Opportunities Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	N/A	5,069,180	5,069,180
Class PS	5,072,804	N/A	N/A	N/A
Class II	N/A	292,418,414	0	292,418,414
Class III	N/A	103,062,890	(5,021,072)	98,041,818
Class V	N/A	565,384,230	0	565,384,230
Total	5,072,804	960,865,534	48,108	960,913,642
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	N/A	N/A	21.14
Class PS	9.76	N/A	N/A	N/A
Class II	N/A	21.14	N/A	21.14
Class III	N/A	21.13	N/A	21.13
Class V	N/A	21.12	N/A	21.12
Shares Outstanding (Unaudited)
Class I	N/A	N/A	239,791	239,791
Class PS	520,021	N/A	N/A	N/A
Class II	N/A	13,834,093	0	13,834,093
Class III	N/A	4,877,796	(237,628)	4,640,168
Class V	N/A	26,764,520	0	26,764,520
Total	520,021	45,476,409	2,163	45,478,572

	-5-	September 14, 2020
Securities and Exchange Commission

Net Assets ($) (Unaudited)	GMO Emerging Markets Series Fund	GMO Emerging Markets Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	16,157,605	10,972,195	27,129,800
Class PS	10,973,660	N/A	N/A	N/A
Class R6	13,969,981	0	13,967,310	13,967,310
Class II	N/A	397,797,611	0	397,797,611
Class III	N/A	333,779,029	(24,589,714)	309,189,315
Class V	N/A	204,614,768	0	204,614,768
Class VI	N/A	2,182,893,056	0	2,182,893,056
Total	24,943,641	3,135,242,069	349,791	3,135,591,860
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	30.75	N/A	30.75
Class PS	9.17	N/A	N/A	N/A
Class R6	9.18	N/A	N/A	30.84
Class II	N/A	30.75	N/A	30.75
Class III	N/A	30.84	N/A	30.84
Class V	N/A	30.52	N/A	30.52
Class VI	N/A	30.52	N/A	30.52
Shares Outstanding (Unaudited)
Class I	N/A	525,480	356,819	882,299
Class PS	1,196,082	N/A	N/A	N/A
Class R6	1,521,089	0	452,896	452,896
Class II	N/A	12,937,923	0	12,937,923
Class III	N/A	10,821,473	(797,332)	10,024,141
Class V	N/A	6,704,011	0	6,704,011
Class VI	N/A	71,517,920	0	71,517,920
Total	2,717,171	102,506,807	12,383	102,519,190

	-6-	September 14, 2020
Securities and Exchange Commission

Net Assets ($) (Unaudited)	GMO Global Asset Allocation Series Fund	GMO Global Asset Allocation Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	0	17,941,450	17,941,450
Class PS	17,940,700	N/A	N/A	N/A
Class R6	146,762,057	17,888,470	146,768,909	164,657,379
Class III	N/A	1,539,521,588	(163,019,214)	1,376,502,374
Total	164,702,757	1,557,410,058	1,691,145	1,559,101,203
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	N/A	N/A	31.50
Class PS	9.23	N/A	N/A	N/A
Class R6	9.24	31.50	N/A	31.50
Class III	N/A	31.50	N/A	31.50
Shares Outstanding (Unaudited)
Class I	N/A	0	569,570	569,570
Class PS	1,943,822	N/A	N/A	N/A
Class R6	15,890,783	567,906	4,659,330	5,227,236
Class III	N/A	48,876,858	(5,175,213)	43,701,645
Total	17,834,605	49,444,764	53,687	49,498,451

Net Assets ($) (Unaudited)	GMO International Developed Equity Allocation Series Fund	GMO International Developed Equity Allocation Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class R6	10,385,667	N/A	10,386,117	10,386,117
Class III	N/A	297,463,345	(10,258,259)	287,205,086
Total	10,385,667	297,463,345	127,858	297,591,203
Net Asset Value Per Share ($) (Unaudited)
Class R6	9.35	N/A	N/A	14.52
Class III	N/A	14.52	N/A	14.52
Shares Outstanding (Unaudited)
Class R6	1,110,729	0	715,297	715,297
Class III	N/A	20,487,388	(706,492)	19,780,896
Total	1,110,729	20,487,388	8,805	20,496,193

	-7-	September 14, 2020
Securities and Exchange Commission

Net Assets ($) (Unaudited)	GMO International Equity Allocation Series Fund	GMO International Equity Allocation Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class R6	10,473,825	210,223,281	10,474,285	220,697,566
Class III	N/A	646,621,926	(10,409,210)	636,212,716
Total	10,473,825	856,845,207	65,075	856,910,282
Net Asset Value Per Share ($) (Unaudited)
Class R6	8.92	27.44	N/A	27.44
Class III	N/A	27.45	N/A	27.45
Shares Outstanding (Unaudited)
Class R6	1,173,992	7,661,149	381,716	8,042,865
Class III	N/A	23,558,902	(379,206)	23,179,696
Total	1,173,992	31,220,051	2,510	31,222,561

Net Assets ($) (Unaudited)	GMO Quality Series Fund	GMO Quality Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	80,110,437	46,197,039	126,307,476
Class PS	46,197,050	N/A	N/A	N/A
Class R6	59,512,545	77,375,185	59,512,529	136,887,714
Class III	N/A	3,195,240,130	(104,822,140)	3,090,417,990
Class IV	N/A	852,866,250	0	852,866,250
Class VI	N/A	2,077,276,686	0	2,077,276,686
Total	105,709,595	6,282,868,688	887,428	6,283,756,116
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	22.75	N/A	22.75
Class PS	10.51	N/A	N/A	N/A
Class R6	10.51	22.76	N/A	22.76
Class III	N/A	22.77	N/A	22.77
Class IV	N/A	22.82	N/A	22.82
Class VI	N/A	22.77	N/A	22.77
Shares Outstanding (Unaudited)
Class I	N/A	3,521,394	2,030,639	5,552,033
Class PS	4,394,154	N/A	0	0
Class R6	5,663,285	3,399,746	2,614,786	6,014,532
Class III	N/A	140,322,327	(4,603,520)	135,718,807
Class IV	N/A	37,379,147	0	37,379,147
Class VI	N/A	91,211,777	0	91,211,777
Total	10,057,439	272,312,997	(1,988,734)	270,324,263

	-8-	September 14, 2020
Securities and Exchange Commission

Net Assets ($) (Unaudited)	GMO Resources Series Fund	GMO Resources Fund	Pro Forma Adjustment	Combined Fund - Pro Forma
Class I	N/A	0	147,084,890	147,084,890
Class PS	147,083,984	N/A	N/A	N/A
Class R6	285,529	0	285,531	285,531
Class III	N/A	201,320,320	(146,277,387)	55,042,933
Class IV	N/A	311,515,234	0	311,515,234
Total	147,369,513	512,835,554	1,093,034	513,928,588
Net Asset Value Per Share ($) (Unaudited)
Class I	N/A	N/A	N/A	18.11
Class PS	8.36	N/A	N/A	N/A
Class R6	8.36	N/A	N/A	18.11
Class III	N/A	18.11	N/A	18.11
Class IV	N/A	18.06	N/A	18.06
Shares Outstanding (Unaudited)
Class I	N/A	0	8,121,750	8,121,750
Class PS	17,592,665	N/A	N/A	N/A
Class R6	34,148	0	15,766	15,766
Class III	N/A	11,115,058	(8,076,093)	3,038,965
Class IV	N/A	17,250,357	0	17,250,357
Total	17,626,813	28,365,415	61,423	28,426,838